Quarterly Investor Update

Fiscal 2Q19 | 11-4-2019
www.sprint.com/investors



TABLE
of contents

Fiscal 2Q 2019 Highlights



Postpaid Wireless Service Revenue

Stable sequentially and year-over-year



Digital Transformation

Postpaid gross additions in digital channels increased more than 40% year-over-year



Average Postpaid Accounts

Stable sequentially and year-over-year for the second consecutive quarter



Next-Gen Network

True Mobile 5G available in parts of nine major metro areas covering 16 million people

Message from the CEO

"I am proud of the resiliency of the Sprint team as they work to deliver results in a challenging environment. However, I remain convinced that merging with T-Mobile and building one of the world's most advanced 5G networks is the best outcome for all consumers, employees, and shareholders."

Michel Combes

Total
Connections



	2QFY18	3QFY18	4QFY18	1QFY19	2QFY19

- Net Additions (Losses) - In Thousands
- End of Period Connections - In Millions

The company had **396,000 net losses** in the current quarter compared with 20,000 net losses in the year-ago period and 175,000 net losses in the prior quarter.

Sprint ended the quarter with **53.9 million connections**, including 33.4 million postpaid, 8.4 million prepaid, and 12.1 million wholesale and affiliate connections.

Postpaid net additions were 273,000 during the quarter compared to net additions of 109,000 in the year-ago period and 134,000 in the prior quarter. Both the year-over-year and sequential increases were primarily driven by higher data device net additions. The current quarter included 107,000 net migrations from prepaid to non-Sprint branded postpaid, compared to 81,000 in the prior year and 116,000 in the prior quarter.

Postpaid Net Additions

In Thousands



Postpaid Total Churn and Postpaid Phone Churn



Postpaid total churn of 1.87 percent for the quarter compared to 1.78 percent in the year-ago period and 1.74 percent in the prior quarter. The year-over-year increase was primarily driven by higher phone churn that was partially offset by lower data device churn. The sequential increase was primarily driven by seasonally higher phone churn.

Postpaid phone churn of 1.91 percent compared to 1.73 percent in the year-ago period and 1.78 percent in the prior quarter. The year-over-year increase was mostly driven by customers rolling off promotional offers and competitive pressures, while the sequential increase was driven by typical seasonality.

Postpaid phone net losses of 91,000 compared to net losses of 34,000 in the year-ago period and 128,000 in the prior quarter. The year-over-year increase in net losses was primarily driven by higher churn, partially offset by higher gross additions. The sequential decrease in net losses was driven by higher gross additions, partially offset by seasonally higher churn. The current quarter included 107,000 net migrations from prepaid to non-Sprint branded postpaid, compared to 81,000 in the prior year and 116,000 in the prior quarter.

Postpaid Phone Net Losses
In Thousands



Data Device Net Additions
In Thousands



Data device net additions of 364,000 in the quarter compared to net additions of 143,000 in the year-ago period and 262,000 in the prior quarter. Both the year-over-year and sequential increases were driven by tracking devices, wearables, connected car devices, tablets, and other connected devices.

Average postpaid accounts of 11.3 million were stable both sequentially and year-over-year.

Average postpaid connections per account of 2.95 at quarter end compared to 2.88 in the year-ago period and 2.93 in the prior quarter. The year-over-year increase was driven by higher data devices per account.



Average Postpaid Accounts and Connections per Account

	2QFY18	3QFY18	4QFY18	1QFY19	2QFY19
Average Postpaid Accounts (in 000s)	11,207	11,196	11,184	11,208	11,265
Average Postpaid Connections per Account	2.88	2.89	2.92	2.93	2.95

Prepaid net losses of 207,000 during the quarter compared to net losses of 14,000 in the year-ago period and 169,000 in the prior quarter. The year-over-year decrease was primarily driven by lower gross additions as a result of exiting certain channels and less aggressive handset promotions, while the sequential decline was driven by seasonally higher churn. The current quarter included 107,000 net migrations from prepaid to non-Sprint branded postpaid, compared to 81,000 in the prior year and 116,000 in the prior quarter.

Prepaid churn was 4.94 percent compared to 4.74 percent for the year-ago period and 4.23 percent for the prior quarter. The year-over-year and sequential increases were primarily driven by competitive pressures. In addition, the sequential increase was impacted by seasonality.

Wholesale & affiliate net losses were 462,000 in the quarter compared to net losses of 115,000 in the year-ago period and 140,000 in the prior quarter. The year-over-year and sequential declines were primarily driven by lower connected devices, which generally have a lower APRU than other wholesale and affiliate customers.

Retail activations were 5.9 million during the quarter compared to 6.0 million in the year-ago period and 5.3 million in the prior quarter. Year-over-year, the decrease was driven by lower prepaid gross additions and retail upgrades that were mostly offset by higher postpaid gross additions. Sequentially, the increase was mostly due to seasonally higher retail gross additions and postpaid upgrades.



Retail Activations
In Millions

Postpaid   Prepaid



Postpaid Upgrades as a Percent of Total Postpaid Subscribers

Postpaid upgrade rate was 6.0 percent during the quarter compared to 6.3 percent for the year-ago period and 5.4 percent for the prior quarter. The year-over-year decrease was driven by overall industry trends of customers keeping devices longer while the sequential increase was driven by seasonality.

Postpaid device financing represented 78 percent of postpaid activations for the quarter compared to 81 percent for the year-ago period and 79 percent in the prior quarter. At the end of the quarter, 47 percent of the postpaid connection base was active on a leasing agreement compared to 50 percent in the year-ago period and 49 percent in the prior quarter.



Postpaid Device Financing

Total Financed Percentage of Activations
Phone Financed Percentage of Phone Activations

	2QFY18	3QFY18	4QFY18	1QFY19	2QFY19
Phone Financed %	87%	88%	87%	85%	85%
Total Financed %	81%	81%	79%	79%	78%

Postpaid phone financing represented 85 percent of phone activations for the quarter compared to 87 percent for the year-ago period and 85 percent in the prior quarter.

Sprint Completes Initial Launch of True Mobile 5G Network

Sprint made continued progress on executing its Next-Gen Network plan.

- Sprint has 2.5 GHz spectrum deployed on approximately 85 percent of its macro sites.
- Sprint has approximately 35,000 outdoor small cells deployed including both mini macros and strand mounts.
- Sprint has continued the rollout of Massive MIMO, a breakthrough technology that improves network capacity, enhances LTE performance, and allows for simultaneous use of spectrum for LTE and 5G. The company has thousands of Massive MIMO sites on-air across the country.


~16 million
people covered
Chicago
New York
Washington, D.C.
Kansas City
Los Angeles
Phoenix
Atlanta
Dallas-Fort Worth
Houston
Experience 5G Now
in select areas.
Requires capable plan. 5G coverage will be limited in select cities.
See Sprint.com/sprint5G for actual coverage and availability.

Sprint completed the initial launch of its True Mobile 5G network and recently announced that the service now covers approximately 16 million people within nine metropolitan areas – Atlanta, Chicago, Dallas-Fort Worth, Houston, Kansas City, Los Angeles, New York City, Phoenix and Washington, D.C. In these areas, customers with 5G devices are experiencing dramatically faster speeds, with initial 5G performance results showing a nearly 6X increase in average download speed compared to Sprint LTE.[1] The company is offering 5G capable smartphones from LG, Samsung, and OnePlus, along with a hotspot device from HTC.


Experience
True Mobile
Sprint
5G
5G coverage limited in select cities. LEARN MORE at sprint.com/sprint5G.

Sprint continues to advocate for its merger with T-Mobile to deploy a ubiquitous, nationwide 5G network that includes coverage in rural locations. Sprint's existing 5G deployment shows the potential of 5G, and the combined company is expected to have the resources and technology to bring that potential to reality by building a 5G network that fuels innovation across every industry, dramatically increasing competition, unleashing new economic growth, and creating thousands of jobs and billions of dollars in U.S. economic value. Together, the combined company is expected to lead the world in next-generation technology services and applications, bringing 5G service to nearly all Americans.

[1] Based on analysis by Ookla® of Speedtest Intelligence® data average download speeds for Q3 2019 of 4G LTE and 5G Beta NR results. Ookla® trademarks used under license and reprinted with permission.

Net operating revenues of $7.8 billion for the quarter decreased $638 million year-over-year and $347 million sequentially. Both the year-over-year and sequential decreases were impacted by lower Lifeline revenue as a result of estimated reimbursements to federal and state governments for subsidies claimed contrary to Sprint's usage policy.



Net Operating Revenues
Dollars In Billions

2QFY18	3QFY18	4QFY18	1QFY19	2QFY19
$8.4	$8.6	$8.4	$8.1	$7.8

Additionally, the year-over-year decrease was driven by lower equipment sales and service revenue, partially offset by higher equipment rentals, while the sequential decline was driven by lower service revenue, equipment sales and rentals.



Wireless Service Revenue
Dollars In Billions

2QFY18	3QFY18	4QFY18	1QFY19	2QFY19
$5.5	$5.4	$5.4	$5.3	$5.0

Wireless service revenue of $5.0 billion decreased $453 million year-over-year and $277 million sequentially. Both the year-over-year and sequential decreases were driven by lower Lifeline revenue as a result of estimated reimbursements to federal and state governments for subsidies claimed contrary to Sprint's usage policy and the continued amortization of prepaid contract balances as a result of the adoption of revenue standard ASC 606. Excluding these impacts, total wireless service revenue was relatively stable sequentially and year-over-year.

Wireline revenue of $300 million for the quarter declined $28 million year-over-year and $7 million sequentially. The year-over-year and sequential declines were driven by fewer customers using IP-based data services, as we continue to migrate customers from TDM to Ethernet-based data services.

Postpaid Phone Average Revenue Per User (ARPU) of $50.10 was relatively flat year-over-year and sequentially.



Postpaid Phone Average Revenue Per User (ARPU)

$50.16 $50.01 $50.18 $49.87 $50.10

2QFY18   3QFY18   4QFY18   1QFY19   2QFY19

Postpaid Average Revenue Per User (ARPU) of $42.30 for the quarter decreased 4 percent year-over-year and was relatively flat sequentially. The year-over-year decline was primarily driven by a higher mix of data devices, which generally have a lower monthly recurring charge than phones.





Postpaid Average Revenue Per Account (ARPA)

$126.55 $126.14 $126.12 $124.89 $124.81

2QFY18   3QFY18   4QFY18   1QFY19   2QFY19

Postpaid Average Revenue Per Account (ARPA) of $124.81 for the quarter was relatively flat year-over-year and sequentially. The year-over-year decline was impacted by a higher mix of smaller accounts that migrated from prepaid, partially offset by growth in data devices per account.

Prepaid Average Revenue Per User (ARPU) of $30.97 for the quarter decreased 13 percent year-over-year and 4 percent sequentially. The year-over-year and sequential decreases were driven by the continued amortization of prepaid contract balances as a result of the adoption of revenue standard ASC 606. Under the previous revenue recognition standard, prepaid ARPU would have been relatively flat both year-over-year and sequentially.

Equipment rentals of $1.3 billion increased $77 million year-over-year and decreased $29 million sequentially. The year-over-year growth was mostly driven by an increase in the average selling price of devices, while the sequential decline was primarily driven by a decrease in the number of leased devices.

Equipment Rentals
Dollars In Billions



2QFY18	3QFY18	4QFY18	1QFY19	2QFY19
$1.3	$1.3	$1.4	$1.4	$1.3

Equipment sales of $1.2 billion decreased $226 million year-over-year and $28 million sequentially. The year-over-year decrease was primarily driven by a lower average selling price per postpaid device sold and a decline in the number of prepaid devices sold. Sequentially, the decrease was primarily driven by a lower average selling price per postpaid device sold, partially offset by seasonally higher prepaid and postpaid devices sold.

Cost of services (CoS) of $1.8 billion for the quarter increased $81 million year-over-year and $65 million sequentially. The year-over-year and sequential increases were both driven by incremental expenses associated with network investments and higher roaming expenses, partially offset by lower wireline network costs. The year-over-year increase was also impacted by the adoption of the new leasing standard (Topic 842), while the sequential increase was impacted by seasonality in roaming expenses.

Cost of Services
Dollars In Billions



Selling, General, and Administrative
Dollars In Billions



Selling, general and administrative expenses (SG&A) of $1.9 billion for the quarter increased $75 million year-over-year and $29 million sequentially. The year-over-year increase was mostly driven by higher bad debt expense associated with more installment billing sales. The sequential increase was driven by higher general and administrative and bad debt expenses, partially offset by lower marketing expenses.

Cost of equipment sales of $1.4 billion for the quarter decreased $158 million year-over-year and increased $18 million sequentially. The year-over-year decrease was primarily driven by a lower average cost per postpaid device sold and a decline in the number of prepaid devices sold. Sequentially, the increase was driven by seasonally higher prepaid and postpaid devices sold, partially offset by a lower average cost per postpaid device sold.

Cost of Equipment Sales
Dollars In Billions



Cost of equipment rentals of $240 million for the quarter increased $89 million year-over-year and $15 million sequentially. Both the year-over-year and sequential increases were mostly due to higher phone churn, while the year-over-year increase was also driven by higher device residual values.

Depreciation and Amortization
Dollars In Billions

- Network and Other
- Equipment Rentals
- Amortization



Depreciation and amortization expense of $2.2 billion for the quarter decreased $134 million year-over-year and $40 million sequentially. The year-over-year decrease was driven primarily by lower equipment rental depreciation due to ongoing evaluations of device residual values based on market rates and lower amortization, partially offset by an increase in network depreciation. Sequentially the decrease was driven by lower network depreciation.

Operating income of $237 million for the quarter compared to $778 million in the year-ago period and $455 million in the prior quarter. The current quarter was negatively impacted by lower Lifeline revenue as a result of estimated reimbursements to federal and state governments for subsidies claimed contrary to Sprint's usage policy, as well as $69 million in merger-related costs, $19 million in severance and exit costs, and $2 million of asset impairments. The year-ago period included a $68 million loss from asset dispositions, $56 million in merger-related costs, $25 million in severance and exit costs, and a net benefit of $32 million from hurricane-related reimbursements. The prior period quarter included a $210 million asset impairment charge primarily related to the Overland Park campus sale, $83 million in merger-related costs, and $27 million in severance and exit costs.

Net loss of $274 million for the quarter compared to net income of $196 million in the year-ago period and net loss $111 million in the prior quarter.

Adjusted EBITDA* was $2.6 billion for the quarter compared to $3.3 billion in the year-ago period and $3.0 billion in the prior quarter. Both the year-over-year and sequential decreases were driven by lower wireless service revenue, mostly due to lower Lifeline revenue as a result of estimated reimbursements to federal and state governments for subsidies claimed contrary to Sprint's usage policy and the continued amortization of prepaid contract balances as a result of the adoption of revenue standard ASC 606, along with higher cost of services and SG&A expenses.

Adjusted EBITDA*
Dollars In Billions



2QFY18	3QFY18	4QFY18	1QFY19	2QFY19
$3.3	$3.1	$3.1	$3.0	$2.6

Net cash provided by operating activities of $2.6 billion for the quarter compared to $2.9 billion in the year-ago period and $2.2 billion in the prior quarter. Year-over-year, the decrease was primarily driven by lower Adjusted EBITDA*. The sequential increase was driven by seasonally favorable changes in working capital, partially offset by lower Adjusted EBITDA*.

Net Cash Provided by Operating Activities
Dollars In Billions



Adjusted Free Cash Flow *
Dollars In Millions



Adjusted free cash flow* of negative $45 million for the quarter compared to positive $525 million in the year-ago period and negative $58 million in the prior quarter. Year-over-year, the decrease was primarily driven by lower net proceeds of financings related to devices and receivables and lower cash flows from operations, partially offset by higher proceeds from sale of assets. Sequentially, higher cash flows from operations were mostly offset by lower net proceeds of financings related to devices and receivables.

Cash paid for network capital expenditures was $1.1 billion in the quarter compared to $1.3 billion in the year-ago period and $1.2 billion in the prior quarter.



Liquidity and Debt
Dollars In Billions
$ 6.9
$1.9
$ 0.7
$ 4.3
$ 4.1
$ 0.5
$ 3.6
Liquidity as of 9/30/19
Current Maturities**
Cash and Cash Equivalents
Receivables/Device Financing
Revolver
Note Maturities
Other
** Includes maturities due through September 2020

Total liquidity was $6.9 billion at the end of the quarter, including $4.3 billion of cash and cash equivalents.

Wireless Operating Statistics (Unaudited)

		Quarter To Date			Year To Date	
		9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
Net additions (losses) (in thousands)						
Postpaid [a]		273	134	109	407	232
Postpaid phone		(91)	(128)	(34)	(219)	53
Prepaid [a]		(207)	(169)	(14)	(376)	(11)
Wholesale and affiliate		(462)	(140)	(115)	(602)	(184)
Total wireless net (losses) additions		**(396)**	**(175)**	**(20)**	**(571)**	**37**
End of period connections (in thousands)						
Postpaid [a] [b] [c] [d]		33,348	33,075	32,296	33,348	32,296
Postpaid phone [b] [c]		26,379	26,470	26,813	26,379	26,813
Prepaid [a] [b] [c]		8,440	8,647	9,019	8,440	9,019
Wholesale and affiliate [c] [d] [e]		12,128	12,590	13,232	12,128	13,232
Total end of period connections		**53,916**	**54,312**	**54,547**	**53,916**	**54,547**
Churn						
Postpaid		1.87%	1.74%	1.78%	1.81%	1.71%
Postpaid phone		1.91%	1.78%	1.73%	1.84%	1.64%
Prepaid		4.94%	4.23%	4.74%	4.58%	4.45%
Supplemental data - connected devices						
End of period connections (in thousands)						
Retail postpaid		3,718	3,453	2,585	3,718	2,585
Wholesale and affiliate		9,585	9,968	10,838	9,585	10,838
Total		**13,303**	**13,421**	**13,423**	**13,303**	**13,423**
ARPU [f]						
Postpaid	$	42.30	$ 42.57	$ 43.99	$ 42.43	$ 43.77
Postpaid phone	$	50.10	$ 49.87	$ 50.16	$ 49.98	$ 49.86
Prepaid	$	30.97	$ 32.15	$ 35.40	$ 31.57	$ 35.83
ARPA [g]						
Average postpaid accounts (in thousands)		11,265	11,208	11,207	11,236	11,192
Postpaid ARPA	$	124.81	$ 124.89	$ 126.55	$ 124.85	$ 125.74

[a] During the three-month periods ended September 30, 2019 and June 30, 2019, net subscriber additions under the non-Sprint branded postpaid plan offering were 107,000 and 116,000, respectively, and are included in total retail postpaid subscribers above. During the three-month periods ended September 30, 2019 and June 30, 2019, end of period subscribers under the non-Sprint branded postpaid plan offering were 777,000 and 670,000, respectively, and are included in total retail postpaid subscribers above.

[b] During the three-month period ended June 30, 2018, we ceased selling devices in our installment billing program under one of our brands and as a result, 45,000 subscribers were migrated back to prepaid from postpaid.

[c] As a result of our affiliate agreement with Shentel, certain subscribers have been transferred from postpaid and prepaid to affiliates. During the three-month period ended June 30, 2018, 10,000 and 4,000 subscribers were transferred from postpaid and prepaid, respectively, to affiliates.

[d] During the three-month period ended June 30, 2019, one of our postpaid customers purchased a wholesale MVNO and as a result, 167,000 subscribers were transferred from the wholesale to postpaid subscriber base.

[e] On April 1, 2018, approximately 115,000 wholesale subscribers were removed from the subscriber base with no impact to revenue.

[f] ARPU is calculated by dividing service revenue by the sum of the monthly average number of connections in the applicable service category. Changes in average monthly service revenue reflect connections for either the postpaid or prepaid service category who change rate plans, the level of voice and data usage, the amount of service credits which are offered to connections, plus the net effect of average monthly revenue generated by new connections and deactivating connections. Postpaid phone ARPU represents revenues related to our postpaid phone connections.

[g] ARPA is calculated by dividing postpaid service revenue by the sum of the monthly average number of retail postpaid accounts.

Wireless Device Financing Summary (Unaudited)

(Millions, except sales, connections, and leased devices in property, plant and equipment)

	Quarter To Date			Year To Date	
	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
Postpaid activations (in thousands)	3,983	3,475	3,772	7,458	7,245
Postpaid activations financed	78%	79%	81%	79%	82%
Postpaid activations - operating leases	59%	59%	59%	59%	64%
Installment plans					
Installment sales financed	$ 433	$ 417	$ 255	$ 850	$ 468
Installment billings	$ 214	$ 209	$ 292	$ 423	$ 617
Installment receivables, net	$ 1,110	$ 1,024	$ 838	$ 1,110	$ 838
Equipment rentals and depreciation - equipment rentals					
Equipment rentals	$ 1,330	$ 1,359	$ 1,253	$ 2,689	$ 2,465
Depreciation - equipment rentals	$ 1,056	$ 1,029	$ 1,181	$ 2,085	$ 2,317
Leased device additions					
Cash paid for capital expenditures - leased devices	$ 1,786	$ 1,516	$ 1,707	$ 3,302	$ 3,524
Leased devices					
Leased devices in property, plant and equipment, net	$ 6,378	$ 6,424	$ 6,184	$ 6,378	$ 6,184
Leased device units					
Leased devices in property, plant and equipment (units in thousands)	15,566	15,762	15,392	15,566	15,392
Leased device and receivables financings net proceeds					
Proceeds	$ 2,080	$ 1,120	$ 1,527	$ 3,200	$ 2,883
Repayments	(2,210)	(890)	(1,200)	(3,100)	(2,270)
Net (repayments) proceeds of financings related to devices and receivables	$ (130)	$ 230	$ 327	$ 100	$ 613

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(Millions, except per share data)

	Quarter To Date			Year To Date	
	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
Net operating revenues					
Service revenue	$ 5,273	$ 5,563	$ 5,762	$ 10,836	$ 11,502
Equipment sales	1,192	1,220	1,418	2,412	2,591
Equipment rentals	1,330	1,359	1,253	2,689	2,465
Total net operating revenues	**7,795**	**8,142**	**8,433**	**15,937**	**16,558**
Net operating expenses					
Cost of services (exclusive of depreciation and amortization below)	1,775	1,710	1,694	3,485	3,371
Cost of equipment sales	1,359	1,341	1,517	2,700	2,787
Cost of equipment rentals (exclusive of depreciation below)	240	225	151	465	275
Selling, general and administrative	1,936	1,907	1,861	3,843	3,728
Depreciation - network and other	1,065	1,120	1,021	2,185	2,044
Depreciation - equipment rentals	1,056	1,029	1,181	2,085	2,317
Amortization	106	118	159	224	330
Other, net	21	237	71	258	113
Total net operating expenses	7,558	7,687	7,655	15,245	14,965
Operating income	**237**	**455**	**778**	**692**	**1,593**
Interest expense	(594)	(619)	(633)	(1,213)	(1,270)
Other income, net	14	28	79	42	121
(Loss) income before income taxes	(343)	(136)	224	(479)	444
Income tax benefit (expense)	64	22	(17)	86	(64)
Net (loss) income	**(279)**	**(114)**	**207**	**(393)**	**380**
Less: Net loss (income) attributable to noncontrolling interests	5	3	(11)	8	(8)
Net (loss) income attributable to Sprint Corporation	$ (274)	$ (111)	$ 196	$ (385)	$ 372
Basic net (loss) income per common share attributable to Sprint Corporation	$ (0.07)	$ (0.03)	$ 0.05	$ (0.09)	$ 0.09
Diluted net (loss) income per common share attributable to Sprint Corporation	$ (0.07)	$ (0.03)	$ 0.05	$ (0.09)	$ 0.09
Basic weighted average common shares outstanding	4,098	4,087	4,061	4,092	4,036
Diluted weighted average common shares outstanding	4,098	4,087	4,124	4,092	4,095
Effective tax rate	**18.7%**	**16.2%**	**7.6%**	**18.0%**	**14.4%**

NON-GAAP RECONCILIATION - NET (LOSS) INCOME TO ADJUSTED EBITDA* (Unaudited)

(Millions)

	Quarter To Date			Year To Date	
	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
Net (loss) income	$ (279)	$ (114)	$ 207	$ (393)	$ 380
Income tax (benefit) expense	(64)	(22)	17	(86)	64
(Loss) income before income taxes	**(343)**	**(136)**	**224**	**(479)**	**444**
Other income, net	(14)	(28)	(79)	(42)	(121)
Interest expense	594	619	633	1,213	1,270
Operating income	**237**	**455**	**778**	**692**	**1,593**
Depreciation - network and other	1,065	1,120	1,021	2,185	2,044
Depreciation - equipment rentals	1,056	1,029	1,181	2,085	2,317
Amortization	106	118	159	224	330
EBITDA* [1]	**2,464**	**2,722**	**3,139**	**5,186**	**6,284**
Asset impairments [2]	2	210	-	212	-
Loss from asset dispositions, exchanges, and other, net [3]	-	-	68	-	68
Severance and exit costs [4]	19	27	25	46	33
Contract terminations costs [5]	-	-	-	-	34
Merger costs [6]	69	83	56	152	149
Hurricanes [7]	-	-	(32)	-	(32)
Adjusted EBITDA* [1]	$ 2,554	$ 3,042	$ 3,256	$ 5,596	$ 6,536
Adjusted EBITDA margin*	**48.4%**	**54.7%**	**56.5%**	**51.6%**	**56.8%**
Selected items:					
Cash paid for capital expenditures - network and other	$ 1,109	$ 1,189	$ 1,266	$ 2,298	$ 2,398
Cash paid for capital expenditures - leased devices	$ 1,786	$ 1,516	$ 1,707	$ 3,302	$ 3,524

WIRELESS STATEMENTS OF OPERATIONS (Unaudited)
(Millions)

	Quarter To Date			Year To Date	
	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
Net operating revenues					
Service revenue					
Postpaid	$ 4,218	$ 4,199	$ 4,255	$ 8,417	$ 8,443
Prepaid	792	843	954	1,635	1,936
Wholesale, affiliate and other	35	280	289	315	579
Total service revenue	5,045	5,322	5,498	10,367	10,958
Equipment sales	1,192	1,220	1,418	2,412	2,591
Equipment rentals	1,330	1,359	1,253	2,689	2,465
Total net operating revenues	**7,567**	**7,901**	**8,169**	**15,468**	**16,014**
Net operating expenses					
Cost of services (exclusive of depreciation and amortization below)	1,591	1,519	1,466	3,110	2,895
Cost of equipment sales	1,359	1,341	1,517	2,700	2,787
Cost of equipment rentals (exclusive of depreciation below)	240	225	151	465	275
Selling, general and administrative	1,815	1,779	1,749	3,594	3,453
Depreciation - network and other	1,023	1,070	968	2,093	1,940
Depreciation - equipment rentals	1,056	1,029	1,181	2,085	2,317
Amortization	106	118	159	224	330
Other, net	20	230	58	250	95
Total net operating expenses	7,210	7,311	7,249	14,521	14,092
Operating income	**$ 357**	**$ 590**	**$ 920**	**$ 947**	**$ 1,922**

WIRELESS NON-GAAP RECONCILIATION (Unaudited)
(Millions)

	Quarter To Date			Year To Date	
	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
Operating income	$ 357	$ 590	$ 920	$ 947	$ 1,922
Asset impairments [2]	1	203	-	204	-
Loss from asset dispositions, exchanges, and other, net [3]	-	-	68	-	68
Severance and exit costs [4]	19	27	12	46	15
Contract terminations costs [5]	-	-	-	-	34
Hurricanes [7]	-	-	(32)	-	(32)
Depreciation - network and other	1,023	1,070	968	2,093	1,940
Depreciation - equipment rentals	1,056	1,029	1,181	2,085	2,317
Amortization	106	118	159	224	330
Adjusted EBITDA* [1]	**$ 2,562**	**$ 3,037**	**$ 3,276**	**$ 5,599**	**$ 6,594**
Adjusted EBITDA margin*	**50.8%**	**57.1%**	**59.6%**	**54.0%**	**60.2%**
Selected items:					
Cash paid for capital expenditures - network and other	$ 963	$ 1,027	$ 1,101	$ 1,990	$ 2,120
Cash paid for capital expenditures - leased devices	$ 1,786	$ 1,516	$ 1,707	$ 3,302	$ 3,524

WIRELINE STATEMENTS OF OPERATIONS (Unaudited)
(Millions)

	Quarter To Date			Year To Date	
	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
Net operating revenues	$ 300	$ 307	$ 328	$ 607	$ 666
Net operating expenses					
Cost of services (exclusive of depreciation and amortization below)	256	262	295	518	606
Selling, general and administrative	49	45	53	94	122
Depreciation and amortization	42	47	51	89	100
Other, net	1	7	13	8	18
Total net operating expenses	348	361	412	709	846
Operating loss	$ (48)	$ (54)	$ (84)	$ (102)	$ (180)

WIRELINE NON-GAAP RECONCILIATION (Unaudited)
(Millions)

	Quarter To Date			Year To Date	
	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
Operating loss	$ (48)	$ (54)	$ (84)	$ (102)	$ (180)
Asset impairments [2]	1	7	-	8	-
Severance and exit costs [4]	-	-	13	-	18
Depreciation and amortization	42	47	51	89	100
Adjusted EBITDA*	$ (5)	$ -	$ (20)	$ (5)	$ (62)
Adjusted EBITDA margin*	-1.7%	0.0%	-6.1%	-0.8%	-9.3%
Selected items:					
Cash paid for capital expenditures - network and other	$ 30	$ 28	$ 55	$ 58	$ 106

CONDENSED CONSOLIDATED CASH FLOW INFORMATION (Unaudited)
(Millions)

	Year To Date	
	9/30/19	9/30/18
Operating activities		
Net (loss) income	$ (393)	$ 380
Asset impairments [2]	212	-
Depreciation and amortization	4,494	4,691
Provision for losses on accounts receivable	266	166
Share-based and long-term incentive compensation expense	63	68
Deferred income tax (benefit) expense	(106)	39
Amortization of long-term debt premiums, net	(31)	(67)
Loss on disposal of property, plant and equipment	465	343
Deferred purchase price from sale of receivables	-	(223)
Other changes in assets and liabilities:		
Accounts and notes receivable	(435)	85
Inventories and other current assets	503	168
Operating lease right-of-use assets	849	-
Accounts payable and other current liabilities	(111)	(95)
Current and long-term operating lease liabilities	(955)	-
Non-current assets and liabilities, net	(132)	(384)
Other, net	121	186
Net cash provided by operating activities	**4,810**	**5,357**
Investing activities		
Capital expenditures - network and other	(2,298)	(2,398)
Capital expenditures - leased devices	(3,302)	(3,524)
Expenditures relating to FCC licenses	(16)	(70)
Change in short-term investments, net	6	(832)
Proceeds from sales of assets and FCC licenses	599	272
Proceeds from deferred purchase price from sale of receivables	-	223
Other, net	(9)	42
Net cash used in investing activities	**(5,020)**	**(6,287)**
Financing activities		
Proceeds from debt and financings	3,364	2,944
Repayments of debt, financing and finance lease obligations	(5,826)	(2,928)
Debt financing costs	(12)	(248)
Proceeds from issuance of common stock, net	(33)	276
Net cash (used in) provided by financing activities	**(2,507)**	**44**
Net decrease in cash, cash equivalents and restricted cash	**(2,717)**	**(886)**
Cash, cash equivalents and restricted cash, beginning of period	**7,063**	**6,659**
Cash, cash equivalents and restricted cash, end of period	**$ 4,346**	**$ 5,773**

RECONCILIATION TO CONSOLIDATED FREE CASH FLOW* (NON-GAAP) (Unaudited)
(Millions)

	Quarter To Date			Year To Date	
	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
Net cash provided by operating activities	$ 2,566	$ 2,244	$ 2,927	$ 4,810	$ 5,357
Capital expenditures - network and other	(1,109)	(1,189)	(1,266)	(2,298)	(2,398)
Capital expenditures - leased devices	(1,786)	(1,516)	(1,707)	(3,302)	(3,524)
Expenditures relating to FCC licenses, net	(7)	(9)	(11)	(16)	(70)
Proceeds from sales of assets and FCC licenses	417	182	139	599	272
Proceeds from deferred purchase price from sale of receivables	-	-	53	-	223
Other investing activities, net	4	-	63	4	60
Free cash flow*	**$ 85**	**$ (288)**	**$ 198**	**$ (203)**	**$ (80)**
Net (repayments) proceeds of financings related to devices and receivables	(130)	230	327	100	613
Adjusted free cash flow*	**$ (45)**	**$ (58)**	**$ 525**	**$ (103)**	**$ 533**

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
(Millions)

	9/30/19	3/31/19
ASSETS		
Current assets		
Cash and cash equivalents	$ 4,262	$ 6,982
Short-term investments	61	67
Accounts and notes receivable, net	3,723	3,554
Device and accessory inventory	963	999
Prepaid expenses and other current assets	1,197	1,289
Total current assets	10,206	12,891
Property, plant and equipment, net	20,562	21,201
Costs to acquire a customer contract	1,712	1,559
Operating lease right-of-use assets	6,885	-
Goodwill	4,598	4,598
FCC licenses and other	41,481	41,465
Definite-lived intangible assets, net	1,413	1,769
Other assets	1,071	1,118
Total assets	**$ 87,928**	**$ 84,601**
LIABILITIES AND EQUITY		
Current liabilities		
Accounts payable	$ 3,918	$ 3,961
Accrued expenses and other current liabilities	3,198	3,597
Current operating lease liabilities	1,835	-
Current portion of long-term debt, financing and finance lease obligations	4,101	4,557
Total current liabilities	13,052	12,115
Long-term debt, financing and finance lease obligations	33,268	35,366
Long-term operating lease liabilities	5,667	-
Deferred tax liabilities	7,489	7,556
Other liabilities	2,555	3,437
Total liabilities	**62,031**	**58,474**
Stockholders' equity		
Common stock	41	41
Treasury shares, at cost	(16)	-
Paid-in capital	28,349	28,306
Accumulated deficit	(2,106)	(1,883)
Accumulated other comprehensive loss	(418)	(392)
Total stockholders' equity	25,850	26,072
Noncontrolling interests	47	55
Total equity	25,897	26,127
Total liabilities and equity	**$ 87,928**	**$ 84,601**

NET DEBT* (NON-GAAP) (Unaudited)
(Millions)

	9/30/19	3/31/19
Total debt	$ 37,369	$ 39,923
Less: Cash and cash equivalents	(4,262)	(6,982)
Less: Short-term investments	(61)	(67)
Net debt*	**$ 33,046**	**$ 32,874**

SCHEDULE OF DEBT (Unaudited)

(Millions)

ISSUER	MATURITY	9/30/19 PRINCIPAL
Sprint Corporation		
7.25% Senior notes due 2021	09/15/2021	$ 2,250
7.875% Senior notes due 2023	09/15/2023	4,250
7.125% Senior notes due 2024	06/15/2024	2,500
7.625% Senior notes due 2025	02/15/2025	1,500
7.625% Senior notes due 2026	03/01/2026	1,500
Sprint Corporation		**12,000**
Sprint Spectrum Co LLC, Sprint Spectrum Co II LLC, and Sprint Spectrum Co III LLC		
3.36% Senior secured notes due 2021	09/20/2021	1,750
4.738% Senior secured notes due 2025	03/20/2025	2,100
5.152% Senior secured notes due 2028	03/20/2028	1,838
Sprint Spectrum Co LLC, Sprint Spectrum Co II LLC, and Sprint Spectrum Co III LLC		**5,688**
Sprint Communications, Inc.		
7% Guaranteed notes due 2020	03/01/2020	1,000
7% Senior notes due 2020	08/15/2020	1,500
11.5% Senior notes due 2021	11/15/2021	1,000
6% Senior notes due 2022	11/15/2022	2,280
Sprint Communications, Inc.		**5,780**
Sprint Capital Corporation		
6.875% Senior notes due 2028	11/15/2028	2,475
8.75% Senior notes due 2032	03/15/2032	2,000
Sprint Capital Corporation		**4,475**
Credit facilities		
PRWireless secured term loan	06/28/2020	199
Secured equipment credit facilities	2021 - 2022	624
Secured term loans due 2024	02/03/2024	5,885
Credit facilities		**6,708**
Accounts receivable facility	2021	**2,707**
Financing obligations, finance lease and other obligations	2020 - 2026	**396**
Total principal		**37,754**
Net premiums and debt financing costs		**(385)**
Total debt		**$ 37,369**

NOTES TO THE FINANCIAL INFORMATION (Unaudited)

(1) For customers that elect to lease a device rather than purchasing one under our subsidized program, there is a positive impact to EBITDA* and Adjusted EBITDA* from direct channel sales primarily due to the fact the cost of the device is not recorded as cost of equipment sales but rather is depreciated over the customer lease term. Under our device leasing program for the direct channel, devices are transferred from inventory to property and equipment and the cost of the leased device is recognized as depreciation expense over the customer lease term to an estimated residual value. The customer payments are recognized as revenue over the term of the lease. Under our subsidy model, we recognize revenue from the sale of devices as equipment sales at the point of sale and the cost of the device is recognized as cost of equipment sales. During the three and six month periods ended September 30, 2019, we leased devices through our Sprint direct channels totaling approximately $1,309 million and $2,329 million, respectively, which would have increased cost of equipment sales and reduced EBITDA* if they had been purchased under our subsidized program.

The impact to EBITDA* and Adjusted EBITDA* resulting from the sale of devices under our installment billing program is generally neutral except for the impact in our indirect channels from the time value of money element related to the imputed interest on the installment receivable.

(2) During the second and first quarters of fiscal year 2019, the company recorded non-cash asset impairments primarily related to the sale and leaseback of our Overland Park, Kansas campus.

(3) During the second quarter of fiscal year 2018, the company recorded losses on dispositions of assets primarily related to cell site construction and network development costs that are no longer relevant as a result of changes in the company's network plans.

(4) During the second and first quarters of fiscal year 2019 and second and first quarters of fiscal year 2018, severance and exit costs consist of severance costs associated with reductions in our work force, and primarily exit costs related to payments that will continue to be made under our backhaul access contracts for which we will no longer receive any economic benefit.

(5) During the first quarter of fiscal year 2018, contract termination costs are primarily due to the purchase of certain leased spectrum assets, which upon termination of the spectrum leases resulted in the accelerated recognition of the unamortized favorable lease balances.

(6) During the second and first quarters of fiscal year 2019 and second and first quarters of fiscal year 2018, we recorded merger costs of $69 million, $83 million, $56 million and $93 million, respectively, due to the proposed Business Combination Agreement with T-Mobile.

(7) During the second quarter of fiscal year 2018 we recognized hurricane-related reimbursements of $32 million.

* FINANCIAL MEASURES

Sprint provides financial measures determined in accordance with GAAP and adjusted GAAP (non-GAAP). The non-GAAP financial measures reflect industry conventions, or standard measures of liquidity, profitability or performance commonly used by the investment community for comparability purposes. These measurements should be considered in addition to, but not as a substitute for, financial information prepared in accordance with GAAP. We have defined below each of the non-GAAP measures we use, but these measures may not be synonymous to similar measurement terms used by other companies.

Sprint provides reconciliations of these non-GAAP measures in its financial reporting. Because Sprint does not predict special items that might occur in the future, and our forecasts are developed at a level of detail different than that used to prepare GAAP-based financial measures, Sprint does not provide reconciliations to GAAP of its forward-looking financial measures.

The measures used in this release include the following:

EBITDA is operating income/(loss) before depreciation and amortization. **Adjusted EBITDA** is **EBITDA** excluding severance, exit costs, and other special items. **Adjusted EBITDA Margin** represents Adjusted EBITDA divided by non-equipment net operating revenues for Wireless and Adjusted EBITDA divided by net operating revenues for Wireline. We believe that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors because they are an indicator of the strength and performance of our ongoing business operations. While depreciation and amortization are considered operating costs under GAAP, these expenses primarily represent non-cash current period costs associated with the use of long-lived tangible and definite-lived intangible assets. Adjusted EBITDA and Adjusted EBITDA Margin are calculations commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the telecommunications industry.

Free Cash Flow is the cash provided by operating activities less the cash used in investing activities other than short-term investments and equity method investments. **Adjusted Free Cash Flow** is **Free Cash Flow** plus the proceeds from device financings and sales of receivables, net of repayments. We believe that Free Cash Flow and Adjusted Free Cash Flow provide useful information to investors, analysts and our management about the cash generated by our core operations and net proceeds obtained to fund certain leased devices, respectively, after interest and dividends, if any, and our ability to fund scheduled debt maturities and other financing activities, including discretionary refinancing and retirement of debt and purchase or sale of investments.

Net Debt is consolidated debt, including current maturities, less cash and cash equivalents and short-term investments. We believe that Net Debt provides useful information to investors, analysts and credit rating agencies about the capacity of the company to reduce the debt load and improve its capital structure.

SAFE HARBOR

This release includes "forward-looking statements" within the meaning of the securities laws. The words "may," "could," "should," "estimate," "project," "forecast," "intend," "expect," "anticipate," "believe," "target," "plan", "outlook," "providing guidance," and similar expressions are intended to identify information that is not historical in nature. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to our network, subscriber growth, and liquidity; and statements expressing general views about future operating results — are forward-looking statements. Forward-looking statements are estimates and projections reflecting management's judgment based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. With respect to these forward-looking statements, management has made assumptions regarding, among other things, the development and deployment of new technologies and services such as 5G; efficiencies and cost savings of new technologies and services; customer and network usage; subscriber additions and churn rates; service, speed, capacity, coverage and quality; availability of devices; availability of various financings; and the timing of various events and the economic environment. Sprint believes these forward-looking statements are reasonable; however, you should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date when made. Sprint undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our company's historical experience and our present expectations or projections. Factors that might cause such differences include, but are not limited to, those discussed in Sprint Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2019 and, when filed, our Form 10-Q for the fiscal quarter ended September 30, 2019. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

About Sprint:

Sprint (NYSE: S) is a communications services company that creates more and better ways to connect its customers to the things they care about most. Sprint served 53.9 million connections as of September 30, 2019 and is widely recognized for developing, engineering and deploying innovative technologies, including the first wireless 4G service from a national carrier in the United States; leading no-contract brands including Virgin Mobile USA, Boost Mobile, and Assurance Wireless; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. Today, Sprint's legacy of innovation and service continues with an increased investment to dramatically improve coverage, reliability, and speed across its nationwide network and commitment to launching a 5G mobile network in the U.S. You can learn more and visit Sprint at www.sprint.com or www.facebook.com/sprint and www.twitter.com/sprint.